UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Auna S.A.

(Name of Issuer)

Class A Ordinary Shares, nominal value US$0.01 per share

(Title of Class of Securities)

L0415A 103

(CUSIP Number)

José Luis Alberdi Gonzalez

Camino a Santa Teresa 1055, piso 14,

Héroes de Padierna, La Magdalena Contreras, Mexico, 10700

(+ 52 (55) 5449-7488)

With copies to:

Cleary Gottlieb Steen & Hamilton LLP

Attention: Manuel Silva

One Liberty Plaza, New York NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2024

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0415A 103	Page 2 of 15

(1)	Name of Reporting Persons: Grupo Ángeles Servicios de Salud, S.A. de C.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,660,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,660,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,660,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.20%(1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The calculation assumes that there is a total of 30,000,000 Class A Ordinary Shares (as defined below) outstanding as of March 21, 2024, as reported in the prospectus dated March 21, 2024 filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “SEC”) on March 25, 2024 pursuant to Rule 424(b)(1) under the Securities Act of 1933, as amended (the “Final Prospectus”).

CUSIP No. L0415A 103	Page 3 of 15

(1)	Name of Reporting Persons: Grupo Empresarial Ángeles, S.A. de C.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,660,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,660,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,660,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.20%(2)
(14)	Type of Reporting Person (See Instructions): HC

(2)	The calculation assumes that there is a total of 30,000,000 Class A Ordinary Shares outstanding as of March 21, 2024, as reported in the Final Prospectus.

CUSIP No. L0415A 103	Page 4 of 15

(1)	Name of Reporting Persons: Corpvaza, S.A. de C.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,660,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,660,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,660,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.20%(3)
(14)	Type of Reporting Person (See Instructions): HC

(3)	The calculation assumes that there is a total of 30,000,000 Class A Ordinary Shares outstanding as of March 21, 2024, as reported in the Final Prospectus.

CUSIP No. L0415A 103	Page 5 of 15

(1)	Name of Reporting Persons: Mr. Olegario Vázquez Aldir
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,660,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,660,000
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,660,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.20% (4)
(14)	Type of Reporting Person (See Instructions): IN

(4)	The calculation assumes that there is a total of 30,000,000 Class A Ordinary Shares outstanding as of March 21, 2024, as reported in the Final Prospectus.

CUSIP No. L0415A 103	Page 6 of 15

ITEM 1. SECURITY AND ISSUER

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by Grupo Ángeles Servicios de Salud, S.A. de C.V. (“GASS”), Grupo Empresarial Ángeles, S.A. de C.V. (“GEA”), Corpvaza, S.A. de. C.V. (“Corpvaza”), and Mr. Olegario Vásquez Aldir (“Mr. Vásquez Aldir,” and collectively with GASS, GEA, and Corpvaza, the “Reporting Persons”), on August 22, 2024 (the “Schedule 13D”) relating to the Class A Ordinary Shares, nominal value US$0.01 per share (the “Class A Ordinary Shares”), of Auna S.A., a public limited liability company incorporated in Grand Duchy of Luxembourg (“Auna”, or the “Issuer”). This Amendment amends the Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein, and except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

This Amendment amends and supplements the following subsections of Item 2 of the Schedule 13D by inserting the below regarding the directors and executive officers of GASS (each a “Covered Person” and, collectively, the “Covered Persons”). Additionally, sections (d) and (e) of Item 2 of the Schedule 13D are amended and supplemented to refer to the Covered Persons. Any disclosures herein with respect to the Covered Persons and any additional persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(a), (b), (f) The name of each Covered Person, as well as his country of citizenship, present principal occupation, and the name, principal business, and address of the organization in which such occupation is conducted, is set forth on Schedule 1 hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment amends and restates Item 3 of the Schedule 13D as follows:

From the date of its first acquisition of the Class A Ordinary Shares (as reported on the Schedule 13G filed on April 12, 2024 (SEC File No. 005-94489)) until September 12, 2024, GASS purchased 6,660,000 Class A Ordinary Shares for a total purchase price of USD$55,887,612 GASS used available cash on hand to acquire such Class A Ordinary Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

This Amendment amends and restates Item 5 of the Schedule 13D as follows:

The information set forth in rows 7, 8, 9, 10, 11, and 13 on the respective cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes there are 30,000,000 Class A Ordinary Shares outstanding as of March 21, 2024, as reported in the prospectus dated March 21, 2024 filed by the Issuer with the SEC on March 25, 2024 pursuant to the Final Prospectus. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 6,660,000 shares of Class A Ordinary Shares, which constitutes approximately 22.20% of the outstanding Class A Ordinary Shares.

(c) All transactions in Class A Ordinary Shares effected by the Reporting Persons and, to the best knowledge of the Reporting Persons, the Covered Persons within the prior 60-day window for which disclosure is required by Schedule 13D are listed in Schedule 2 hereto and incorporated herein by reference.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their respective members, shareholders, and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

CUSIP No. L0415A 103	Page 7 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of September 12, 2024

Grupo Angeles Servicios de Salud, S.A. de C.V.

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez
Title: Legal Vice President

Grupo Empresarial Angeles, S.A. de C.V.

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez
Title: Legal Vice President

Corpvaza S.A. de C.V.

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez
Title: Legal Vice President

Olegario Vázquez Aldir

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez (5)
Title: Authorized Signatory

(5) Jose Luis Alberdi Gonzalez is signing on behalf of Mr. Vázquez Aldir pursuant to a power of attorney dated April 12, 2024, which was previously filed with the SEC as an exhibit to a Schedule 13G filed by Mr. Vázquez Aldir on April 12, 2024 (SEC File No. 005-94489).

CUSIP No. L0415A 103	Page 8 of 15

Exhibit Index

1.	Agreement of Joint Filing by Grupo Ángeles Servicios de Salud, S.A. de C.V., Grupo Empresarial Ángeles, S.A. de C.V., Corpvaza S.A. de C.V. and Olegario Vázquez Aldir dated as of August 22, 2024 (incorporated herein by reference to Exhibit 1 to Amendment No. 1 of the Schedule 13D filed by Grupo Ángeles Servicios de Salud, S.A. de C.V., Grupo Empresarial Ángeles, S.A. de C.V., Corpvaza S.A. de C.V. and Olegario Vázquez Aldir on August 22, 2024 with respect to the ordinary shares of Auna S.A.).

CUSIP No. L0415A 103	Page 9 of 15

Schedule 1

Members of the Board of Directors of GASS

Name	Principal Business Address of Employer	Present Principal Occupation or Employment	Citizenship
Jesús Ruíz López	Grupo Ángeles Servicios de Salud, S.A. de C.V., Camino a Santa Teresa 1055, piso 14, Héroes de Padierna, La Magdalena Contreras, Mexico, 10700	President of the Board of Directors GASS / Deputy Chief Executive Officer GASS	United Mexican States
Javier Santoveña Raña	Grupo Ángeles Servicios de Salud, S.A. de C.V., Camino a Santa Teresa 1055, piso 14, Héroes de Padierna, La Magdalena Contreras, Mexico, 10700	Member of the Board of Directors GASS	United Mexican States
Victor Manuel Ramírez González	Grupo Ángeles Servicios de Salud, S.A. de C.V., Camino a Santa Teresa 1055, piso 14, Héroes de Padierna, La Magdalena Contreras, Mexico, 10700	Member of the Board of Directors GASS	United Mexican States

Executive Officers and Directors of GASS

Name	Principal Business Address of Employer	Present Principal Occupation or Employment	Citizenship
Olegario Vázquez Aldir	Grupo Ángeles Servicios de Salud, S.A. de C.V., Camino a Santa Teresa 1055, piso 15, Héroes de Padierna, La Magdalena Contreras, Mexico, 10700	Chief Executive Officer GASS	United Mexican States
Jesús Ruíz López	Grupo Ángeles Servicios de Salud, S.A. de C.V., Camino a Santa Teresa 1055, piso 15, Héroes de Padierna, La Magdalena Contreras, Mexico, 10700	Deputy Chief Executive Officer GASS	United Mexican States
Carlos Alejandro De Luna Morales	Grupo Ángeles Servicios de Salud, S.A. de C.V., Camino a Santa Teresa 1055, piso 15, Héroes de Padierna, La Magdalena Contreras, Mexico, 10700	Vice President M&A	United Mexican States
Jorge Subirachs Cortés	Grupo Ángeles Servicios de Salud, S.A. de C.V., Camino a Santa Teresa 1055, piso 14, Héroes de Padierna, La Magdalena Contreras, Mexico, 10700	Chief Financial Officer GASS	United Mexican States
Víctor Manuel Ramírez González	Grupo Ángeles Servicios de Salud, S.A. de C.V., Camino a Santa Teresa 1055, piso 14, Héroes de Padierna, La Magdalena Contreras, Mexico, 10700	Chief Operating Officer GASS	United Mexican States

CUSIP No. L0415A 103	Page 10 of 15

Schedule 2

The Reporting Persons effected the transactions in Class A Ordinary Shares on the New York Stock Exchange set forth below. The prices below reflect the price paid by the purchasers per Class A Ordinary Shares on the relevant trade date.

Reporting Person	Type of Transaction	Trade Date	Number of Shares	Price per Share
GASS	Purchase	06/24/2024	66,114	$7.922 (1)
GASS	Purchase	06/25/2024	180,909	$7.840 (2)
GASS	Purchase	06/26/2024	113,910	$7.967 (3)
GASS	Purchase	06/27/2024	75,336	$8.004 (4)
GASS	Purchase	06/28/2024	90,464	$7.930 (5)
GASS	Purchase	07/02/2024	43,835	$7.956 (6)
GASS	Purchase	07/03/2024	10,000	$8.000 (7)
GASS	Purchase	07/05/2024	164,252	$7.968 (8)
GASS	Purchase	07/08/2024	52,739	$7.937 (9)
GASS	Purchase	07/09/2024	157,130	$7.871 (10)
GASS	Purchase	07/10/2024	114,829	$7.785 (11)
GASS	Purchase	07/11/2024	15,825	$7.783 (12)
GASS	Purchase	07/12/2024	16,221	$7.800 (13)
GASS	Purchase	07/15/2024	60,471	$7.941 (14)
GASS	Purchase	07/16/2024	57,345	$8.361 (15)
GASS	Purchase	07/17/2024	61,764	$8.775 (16)
GASS	Purchase	07/22/2024	31,913	$8.785 (17)
GASS	Purchase	07/23/2024	1,506	$8.550 (18)
GASS	Purchase	07/24/2024	13,257	$8.701 (19)
GASS	Purchase	07/25/2024	57,558	$8.933 (20)
GASS	Purchase	07/26/2024	99,394	$8.989 (21)
GASS	Purchase	07/29/2024	44,620	$8.997 (22)
GASS	Purchase	07/30/2024	49,127	$8.990 (23)
GASS	Purchase	07/31/2024	71,990	$8.820 (24)
GASS	Purchase	08/01/2024	10,000	$8.700 (25)
GASS	Purchase	08/02/2024	10,000	$8.596 (26)
GASS	Purchase	08/06/2024	25,000	$7.627 (27)
GASS	Purchase	08/07/2024	20,000	$7.588 (28)
GASS	Purchase	08/08/2024	38,320	$7.523 (29)
GASS	Purchase	08/09/2024	15,103	$7.426 (30)
GASS	Purchase	08/12/2024	15,185	$7.427 (31)
GASS	Purchase	08/14/2024	3,439	$7.445 (32)
GASS	Purchase	08/15/2024	2,874	$7.719 (33)
GASS	Purchase	08/16/2024	928	$7.760 (34)
GASS	Purchase	08/19/2024	26,904	$7.695 (35)
GASS	Purchase	08/20/2024	15,000	$7.602 (36)
GASS	Purchase	08/21/2024	10,000	$7.593 (37)
GASS	Purchase	08/22/2024	144,118	$7.304 (38)
GASS	Purchase	09/03/2024	98,881	$6.783 (39)
GASS	Purchase	09/04/2024	87,827	$6.893 (40)
GASS	Purchase	09/05/2024	22,092	$6.818 (41)
GASS	Purchase	09/06/2024	58,822	$6.785 (42)
GASS	Purchase	09/09/2024	27,076	$6.714 (43)
GASS	Purchase	09/10/2024	79,162	$6.766 (44)
GASS	Purchase	09/11/2024	121,969	$7.035 (45)
GASS	Purchase	09/12/2024	25,182	$7.549 (46)

CUSIP No. L0415A 103	Page 11 of 15

1.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.09 to $7.70 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (1).

2.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.02 to $7.21 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (2).

3.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.98 to $7.95 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (3).

4.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.05 to $7.95 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (4).

5.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.00 to $7.80 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (5).

6.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.99 to $7.85 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (6).

7.	Weighted average price. These shares were purchased in multiple transactions at a price of $8.00. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (7).

8.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.00 to $7.80 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (8).

9.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.95 to $7.85 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (9).

CUSIP No. L0415A 103	Page 12 of 15

10.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.94 to $7.75 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (10).

11.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.85 to $7.70 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (11).

12.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.80 to $7.75 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (12).

13.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.80 to $7.80 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (13).

14.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.06 to $7.75 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (14).

15.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.44 to $8.26 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (15).

16.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.96 to $8.57 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (16).

17.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.80 to $8.76 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (17).

18.	Weighted average price. These shares were purchased in multiple transactions at a price of $8.55. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (18).

19.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.74 to $8.65 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (19).

20.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $9.00 to $8.80 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (20).

CUSIP No. L0415A 103	Page 13 of 15

21.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $9.00 to $8.80 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (21).

22.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $9.00 to $9.00 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (22).

23.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.99 to $8.90 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (23).

24.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.90 to $8.80 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (24).

25.	Weighted average price. These shares were purchased in multiple transactions at a price of $8.70. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (25).

26.	Weighted average price. These shares were purchased in multiple transactions at a price of $8.60. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (26).

27.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.70 to $7.57 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (27).

28.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.64 to $7.51 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (28).

29.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.56 to $7.48 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (29).

30.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.46 to $7.38 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (30).

31.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.44 to $7.38 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (31).

CUSIP No. L0415A 103	Page 14 of 15

32.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.50 to $7.39 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (32).

33.	Weighted average price. These shares were purchased in multiple transactions at a price of $7.72. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (33).

34.	Weighted average price. These shares were purchased in multiple transactions at a price of $7.76. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (34).

35.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.80 to $7.55 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (35).

36.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.61 to $7.59 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (36).

37.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.60 to $7.59 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (37).

38.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.49 to $7.25 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (38).

39.	6Weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.83 to $6.56 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (39).

40.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.90 to $6.80 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (40).

41.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.85 to $6.77 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (41).

42.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.80 to $6.75 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (42).

CUSIP No. L0415A 103	Page 15 of 15

43.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.74 to $6.68 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (43).

44.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $6.80 to $6.68 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (44).

45.	Weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.09 to $6.90 inclusive. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (45).

46.	Weighted average price. These shares were purchased in multiple transactions at a price of $7.55. The reporting persons undertake to provide the issuer, any security holder of the issuer, or the staff of the SEC, upon request, full information regarding the shares purchased at each separate price within the range set forth in this footnote (46).